November 10, 2009

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

Re:	United Refining Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2009
File No. 001-33868

Dear Mr. Schwall:

On behalf of United Refining Energy Corp. (the “Company”) this letter is being filed in response to SEC staff (the “Staff”) comments received by the Company in a letter dated November 5, 2009 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on October 13, 2009. A marked version of the revised Preliminary Proxy Statement (the “Revised Proxy Statement”), is enclosed herewith reflecting all changes from the Preliminary Proxy Statement submitted on October 13, 2009. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Revised Proxy Statement. As requested, five clean and marked copies of this filing are being sent via hand delivery to Norman Gholson, Esq.

We wanted to inform you of additional changes in the Revised Proxy Statement, which we have summarized here. The parties to the Transaction have determined to revise the manner in which the Company’s warrants will be restructured. Originally, the Company intended to ask warrantholders to consider an amendment to the Warrant Agreement providing for redemption of the outstanding Company Warrants within 90 days of the consummation of the Transaction. During that time the Company intended to conduct an exchange offer of the outstanding Company Warrants for new warrants (the “Original Warrant Proposal”). In order to better address certain change in control concerns, the Company now intends to ask warrantholders to consider an amendment to allow each holder of Company Warrants to (a) elect to receive $0.50 in cash per Company Warrant upon the consummation of the Transaction or (b) continue to hold the Company Warrants, which will be amended pursuant to the terms set forth in the Revised Proxy Statement (the “New Warrant Proposal” as detailed further in response to Comment 19 below). Accordingly, the Company does not intend to conduct an exchange offer for its outstanding warrants following consummation of the Transaction. In addition, the 2,500,000 Sponsor Warrants are not subject to the Warrant Amendment Proposal, but will be amended to contain the same terms as the amended Company Warrants.

For the Staff’s convenience, we have repeated the Staff’s comments in italics below followed by the Company’s response to aid in your review.

Preliminary Proxy Statement on Schedule 14A, Filed October 13, 2009

General

1.

Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to United

Refining Energy Corp., Chaparral Energy, Inc. or their respective affiliates, depending on the context.

We have made related changes to all affected disclosure where comments on one section or document apply to other disclosure or documents, as requested.

2.	Please update your proxy statement to include financial statements and pro forma financial information covering subsequent periods for any amendment filed after November 8, 2009, to comply with Rule 3-12 of Regulation S-X.

We have updated the Revised Proxy Statement to include updated financial statements and pro forma financial information as required by Regulation S-X in accordance with the Staff’s comment.

3.	Update disclosure to provide current information throughout your document, eliminating blanks where such information is known. Where such information is subject to change, you may so indicate by the use of brackets.

We have updated the disclosure to provide current information or to bracket information subject to change throughout the Revised Proxy Statement to the extent known at this time.

Proposed Timing and Related Issues

4.	You filed the preliminary proxy statement on October 13, 2009. We note that United Refining Energy Corp. will be required to dissolve and liquidate if no business combination occurs, or if stockholder approval to extend its corporate existence is not obtained, by December 11, 2009. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe we would need to clear comments on your preliminary proxy statement in order for you to file and mail the definitive proxy statement. Please provide similar information with respect to the registration statement that you intend to file relating to the warrant exchange offer. Make clear in your supplemental explanation of timing whether you are allowing time for the adjournments or postponements to which you refer throughout the document.

The Company currently anticipates holding its Special Meeting of Warrantholders and Special Meeting of Stockholders on December 9, 2009. This would allow the Company two days to adjourn the special meetings, if necessary. Assuming the SEC clears comments on the preliminary proxy statement by 5:30 p.m. on Tuesday, November 17, 2009 and the record date for the Special Meetings of Warrantholders and the Special Meeting of Stockholders is set as November 17, 2009, it is anticipated that copies of the definitive proxy statement would be printed by 5:30 a.m. on Friday, November 20, 2009. Such proxy statements would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge Financial Solutions at 8:00 a.m. on Friday, November 20, 2009. Each of Continental and Broadridge would then deliver the proxy statements directly to their respective holders (Continental would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers, such as Merrill Lynch)). Mailing would commence on Monday, November 23, 2009. Holders would begin receiving the definitive proxy statement by Tuesday, November 24, 2009. The Company is hopeful to address all of the Staff’s comments by November 17 in order to print the definitive proxy statement and mail such document to the Company’s warrantholders and stockholders commencing November 23, thereby providing holders with 15 days to review the materials distributed. Additionally, once the Company is clear to file a definitive proxy statement, the Company intends to file a Current Report on Form 8-K and issue a press release alerting the holders to the availability of the final proxy statement for review online at the SEC’s Web site. Accordingly, the Company believes such timing would provide stockholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals. The Company does not anticipate seeking an extension of its corporate existence for a limited period of time after December 11, 2009 to complete the business combination.

5.	In your response, set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timetable would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings. Among other things, we note the reference on page 113 to the need for “approval under the HSR Act.”

Pursuant to the Company’s bylaws, notice of the Special Meeting of Warrantholders and Special Meeting of Stockholders must be sent to appropriate securityholders at least 10 days prior to the date of the special meetings. Accordingly, if notice of the special meetings is sent on November 23, the Company will satisfy this requirement. Neither the Delaware General Corporation Law nor the federal securities laws require any greater notice of the special meetings.

Even if the special meetings were adjourned to December 11, 2009, assuming approval of the proposals presented at the Special Meeting of Warrantholders and the Special Meeting of Stockholders, as the case may be, the parties would file the necessary certificates of merger and the amended and restated certificate of incorporation of the Company with the Secretary of State of Delaware following the conclusion of the special meetings and prior to 11:59 p.m. on December 11, 2009, the date the Company is required to dissolve and liquidate if it has not completed a business combination by such time. We have confirmed with the Secretary of State of Delaware that they will be able to receive such filings at any time prior to 11:59 p.m on such date. Moreoever, on November 9, 2009, the Company filed with the Department of Justice and the Federal Trade Commission the necessary filings pursuant to the Hart-Scott-Rodino Act. We intend to request early termination of the review period. However, if such early termination is not granted, the 30 days in which the government may review the Transaction expires on December 9, on the proposed date of the special meetings. It has been our experience that the Department of Justice and the Federal Trade Commission have not made requests for additional information with respect to transactions similar to the one contemplated by the Merger Agreement and that they have provided their consent to such transactions in less than 30 days.

6.	Also include your timing analysis in the event that you decide to provide security holders with a separate vote to consider solely the extension of United Refining Energy Corp.’s corporate existence beyond December 11, 2009, if that is an option you are considering. Such a separate vote would provide you with more time to respond to staff comments and would provide security holders with more time to receive, consider, and vote upon the merger proposal and the other proposals at issue.

We hereby inform the Staff that the Company has made a determination not to seek stockholder approval of an extension of the Company’s corporate existence beyond December 11, 2009.

7.	Explain to us how those voting or seeking redemption of their shares can do so electronically, including whether there are limitations on the ability of all holders to do so. Make clear what the actual deadlines for such voting or redemption would be in each case. We note your discussion of paper proxy cards on page 10. If you will make internet or toll-free telephone voting available to security holders, disclose all necessary details. If not, please explain to us why these options will be not available, particularly in view of the timing parameters for this transaction.

We hereby advise the Staff that 44,997,999 of the 45,000,000 outstanding Public Shares (99.99%) and 44,998,000 of the 45,000,000 (99.99%) outstanding Public Warrants are held in “street name” and will have access to Internet and telephone voting. The founder shares and the Private Warrants are held directly by the sponsor, which will be represented at the special meetings and therefore do not require Internet or telephonic voting. Accordingly, we have revised the disclosure in the Revised Proxy Statement (pages 10, 68 and 73) to remove references to the physical delivery of shares and included instructions on Internet and telephonic voting procedures.

8.	We note your statement on page 6 that a holder of Public Shares who wishes to exercise redemption rights must “deliver your Public Shares to the Company’s transfer agent physically or electronically through the Depository Trust Company (“DTC”) prior to the Special Meeting of Stockholders [emphasis added].” We also note your statement on page 36 that “stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent” and “it may take significantly longer than two weeks.” In view of the timing parameters of this transaction, please advise us whether you have considered permitting more time for delivery of shares.

We advise the Staff that 99.99% of each of the stockholders and warrantholders of the Company hold their respective securities in “street name” through a broker or bank and, therefore, will have the option to authorize their proxies to both vote and tender for redemption (where applicable) their securities electronically through the Internet or by telephone. Accordingly, we do not believe there will be any issue concerning the timing for physical delivery of such securities. We have revised the disclosure in the Revised Proxy Statement (pages 10, 68 and 73) to clarify this point.

9.	We note that you would like for the special meetings to be held on December 9, 2009. Please confirm that shareholders will have a reasonable amount of time to receive, review, consider and respond to your proxy solicitation, especially given the potential five business day delay in delivery at your proxy materials to security holders resulting from the operation of Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

We hereby confirm to the Staff that shareholders will have a reasonable amount of time to receive, review, consider and respond to the Company’s proxy solicitation. We respectfully refer the Staff to our discussion of timing in response to Comment No. 4 above.

10.	In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

We respectfully submit the Revised Proxy Statement reflects responses in necessary detail to each portion of each comment, precisely marked amended disclosure and have submitted herewith each document that changes in response to the Staff’s comment. We have also included explicit references to the precise page(s) of the Revised Proxy Statement where changes appear in response to each comment as requested.

11.	Please submit via EDGAR as .pdf files the precisely marked electronic versions of all changed documents. In that regard, the additional detail that appears in the paper versions you provide will expedite our review if it is also available to us electronically.

We have submitted via EDGAR precisely marked electronic pdf versions of all changed documents as requested.

Other General Comments

12.	Please revise your filing to use the same system of numbering the proposals in the notices of meeting, the body of the proxy statement and the proxy card.

The Revised Proxy Statement has been revised for a consistent numbering of proposals in the notices of meeting, the body of the proxy statement and the proxy cards in accordance with the Staff’s comment (pages 2, 3, 65, 66 and the proxy cards).

13.	Explain more precisely throughout the document how the timing of the warrant exchange offer will be coordinated with the timing of the warrant redemption.

The Revised Proxy Statement has been amended (notice of special meeting of Warrantholders, pages i, iv, 1, 2, 17, 78-80 and warrantholder proxy card) to detail more precisely the timing of the Warrant Amendment and the Warrant Redemption. As discussed in the introduction to this letter, we do not intend to conduct an exchange offer for the Company Warrants.

14.	We note your statement on page 4, and other statements to similar effect, that “If the Transaction is consummated, the funds held in the trust account will be released (i) to pay transaction fees and expenses; (ii) to pay the Company’s tax obligations and deferred underwriting discounts and commissions; (iii) to pay holders of Public Shares who properly exercise their redemption rights; (iv) to pay for the Warrant Redemption; and (v) for working capital and general corporate purposes of the Company and its subsidiaries, including the repayment of a portion of the amounts outstanding under Chaparral’s existing credit facility… In addition, the funds held in the trust account may be used to purchase Public Shares in privately negotiated transactions.” Please enhance this disclosure as follows:

•	For each category, quantify the amount or range of amounts involved. Include a quantification of the amount that may be used to purchase Public Shares.

•

If there is no maximum amount as to categories (i) through (iv) and purchases of Public Shares, please clarify the resulting effect on the amount remaining for category (v). Add prominent disclosure regarding such effect at the beginning of the proxy statement and each time you discuss the closing condition regarding $250 million being available for working capital.

The Revised Proxy Statement has been amended (pages 4, 48, 93 and 145) to quantify these amounts to the extent known or capable of being estimated. Additionally, the Revised Proxy Statement has been amended (pages 5, 9, 48) to provide additional disclosure on the effect of such costs and expenses on the $250 million minimum funds closing condition.

15.	We note your disclosure on pages 39 to 40, pages 51 to 53 and elsewhere in the document regarding issues concerning Chaparral’s existing debt financing and credit facility and its proposed replacement credit facility. You identify several risks: that the merger could cause Chaparral to be required to repurchase the 8- 1/2% senior notes due 2015; that this could cause cross-defaults under other obligations; that Chaparral’s existing secured credit facility would not provide it with sufficient financing to pay for the repurchase of the 8- 1/2% senior notes; and that the proposed replacement credit facility may provide that a change of control would be a default that permits lenders to accelerate the maturity of borrowings under that facility. Please revise your filing as follows:

•	Highlight these risks more prominently at the beginning of the document.

•	Quantify the possible exposures under different scenarios to clarify the potential exposure that you face in the event that change of control and cross-default provisions are triggered.

•	Revise your Risk Factors section to present the risks regarding debt financings and credit facilities together in one centralized place.

•	Identify precisely all material cross-defaults that would be triggered if any change of control or other provisions are triggered in any of your debt financings or credit facilities.

•

Describe the material terms of the proposed replacement credit facility and describe the status of negotiations with regard to putting it in place. Explain whether and when you anticipate that such credit facility would replace your existing credit facility.

•

Disclose and update the status of any discussions with note holders and lenders regarding consents or waivers that would address these issues. In addition, please clarify whether you intend to complete the merger transaction if you do not obtain such consents or waivers.

We may have further comments after reviewing your response.

The Preliminary Proxy Statement included the Original Warrant Proposal, which contemplated an exchange of outstanding Company Warrants for new warrants sometime following the closing of the Transaction. Under this proposal, we could not determine specific exchange terms prior to mailing a definitive proxy statement to our warrantholders and stockholders. As such, we proposed a risk factor discussing that, under the worst case scenario, a change of control under Chaparral’s 8½% senior note indenture (the “Indenture”) could occur as a result of the Transaction (the “CoC Risk Factor”). We believe the terms of the New Warrant Proposal eliminate this risk of a change of control by (i) requiring that 50% of the Company Warrants be redeemed, (ii) permitting the Company to require cashless exercise of Company Warrants and (iii) permitting the Company to cash settle any exercise of Company Warrants. As reflected in the voting interests table on page 16 of the Revised Proxy Statement, in no instance can the completion of the Transaction and future exercise of warrants cause a change of control under the Indenture. As a result, the CoC Risk Factor has been amended on page 47 of the Revised Proxy Statement to remove the discussion.

With your consent, we wish to retain the placement of the CoC Risk Factor under the heading “Risks Related to the Transaction” rather than placing it with the Chaparral debt/credit-centric risk factors. The other debt/credit risk factors apply to Chaparral regardless of consummation of the Transaction, and presently include discussions of existing change of control and cross-default provisions that impact Chaparral exclusive of the Transaction. Since the Transaction does not modify those risks, but only adds an additional risk, we believe it will be clearer to our stockholders to retain the placement of the CoC Risk Factor under the heading “Risks Related to the Transaction.”

We have added a statement that we do not intend to approach the noteholders under our 8½% senior notes in the CoC Risk Factor on page 47 of the Revised Proxy Statement. Please see our discussion regarding the Proposed Replacement Credit Facility beginning on page 110 of the Revised Proxy Statement.

16.	In the investor presentation entitled “Roadshow Presentation—October 2009,” which appears as Exhibit 99.1 to your Form 8-K filed October 14, 2009, we note the statement that “Chaparral receives $300 million cash for working capital,” with the footnote “Assuming 24% of URX public shareholders redeem their shares for cash and 50% of URX warrants are redeemed for cash.” We also note in the press release dated October 12, 2009, which appears as Exhibit 99.1 to the Form 8-K filed on October 13, 2009, a quotation from Mr. Catsimatidis referring to “additional capital provided by the proposed merger.” Throughout the preliminary proxy statement, we note references to the closing condition calling for $250 million to be available for working capital and general corporate purposes after the transaction, and statements that actions are being taken to “ensure” that this condition “is met.” We also note the statement on page 63 that “… the Company will not be able to consummate the Transaction if the cash available to the Company for working capital following the consummation of the Transaction is less than $250,000,000.” If the amount available may be less than $250 million, and the $250 million of working capital is a condition that may be waived, please indicate that clearly in each instance where you mention this topic.

The Revised Proxy Statement has been amended on pages 40, 46, 73 and 130 to clarify that the $250 million minimum funds closing condition may be waived by Chaparral.

17.	In the forepart of the document, provide charts to show all parties, material affiliates, their ownership structure, and percentage of ownership, both prior to and as a result of the reorganization. Also provide detailed tabular disclosure to clarify the ownership structure assuming the high and low end of the range of redemption scenarios.

We have provided charts and tabular disclosure reflecting all parties, material affiliates, their ownership structure of percentage of ownership (pre-and post-Transaction) beginning on pages 15 and 16 of the Revised Proxy Statement as requested by the Staff.

18.	Provide us with the numbers of record holders of each security, as well as the percentage of each security that is held of record. Provide us with an estimate as to the number of beneficial holders.

The number of record holders of each security, as well as the percentage of each security held of record directly by the beneficial owner, is provided below. In addition, we have provided an estimate of the number of beneficial owners.

Security	Number of record holders of Security	Percentage of Security held of record
Unit	1	100%
Common Stock	4	20%
Warrants	3	25.7%

Based upon a Non-Objecting Beneficial Ownership List generated on September 18, 2009, we estimate that the Company has roughly 600 beneficial holders of Common Stock (including those held by unitholders) and approximately 300 beneficial holders of Company warrants (including those held by unitholders).

19.	We note your disclosure concerning your plans “to consummate an offer to exchange a portion of the outstanding Company Warrants for warrants” that may have certain features described in the third paragraph on page 65. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the warrant exchange offer. Please also ensure your analysis considers the Wellman factors. In addition, please cite to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

As described above, the Company has revised the restructuring of the Company’s warrants following the consummation of the Transaction pursuant to the New Warrant Proposal. We respectfully advise the Staff that we do not believe the tender offer rules, including Rule 13e-4 and Regulation 14E, are applicable to the New Warrant Proposal. In particular, the Company will not be exchanging the Company Warrants for a new type of warrant subsequent to the Transaction, as proposed under the Original Warrant Proposal. Rather, the New Warrant Proposal gives holders of the Company Warrants the option to either (i) request the Company to redeem their Company Warrants for cash or (ii) continue to hold their Company Warrants. In the event a holder decides to continue holding its Company Warrants, the Company will obviously not be tendering for such securities, and thus the tender offer rules will not be applicable. Even if a holder requests that the Company redeem its Company Warrants, the tender offer rules will still not be applicable, since Rule 13e-4(h)(1) of the Exchange Act specifically exempts “calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Assuming the holders of the Company Warrants approve the amendment to the Warrant Agreement, any subsequent actions will be in accordance with the terms of the amended Warrant Agreement, the governing instrument of the Company Warrants. Thus, the Company’s redemption of the Company Warrants upon the consummation of the Transaction will be done pursuant to the redemption provision in the amended Warrant Agreement. We believe this action would fit within the exemption provided by Rule 13e-4(h)(1) for redemptions of securities in accordance with their governing instrument and thus should not be subject to the tender offer rules. The actions of the holders of Company Warrants to approve the amendment to the Warrant Agreement does not implicate the tender offer rules, as they are simply acting pursuant to the governing provisions of the Company Warrants. Specifically, Section 9.8 of the Warrant Agreement permits the Company and the Warrant Agent to amend any provision of the Warrant Agreement with the affirmative vote of the holders of a majority of the Company Warrants outstanding as of the record date. Accordingly, we do not believe the tender offer rules are applicable to the New Warrant Proposal.

20.	Explain to us why you believe that the issuance of shares of United Refining Energy Corp. to the Chaparral stockholders in the merger does not require registration under the Securities Act of 1933. If you are relying on an exemption from registration, identify such exemption and describe the factual basis for the exemption.

We believe the issuance of the Closing Stock Consideration and the Chaparral Escrow Stock, as well as the potential issuance of the Contingent Stock Consideration, does not require registration under the Securities Act of 1933, as amended (the “Securities Act”), because these shares will be issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act, as they are being issued to three persons who are “accredited investors” as defined in Rule 501(a) of the Securities Act.

21.	We note that the warrant redemption proposal will have no effect on the 2.5 million warrants granted to your sponsor and that such warrants will remain outstanding following the consummation of the warrant redemption and the merger transaction. Please advise why you determined not to redeem or exchange such warrants.

The Revised Proxy Statement has been amended on the first page of the cover letter and on pages ii, 3, 17, 78 and 233 to clarify that the 2,500,000 Sponsor Warrants will be amended to contain the same terms as the amended Company Warrants.

Unnumbered pages at the beginning of the Proxy Statement

22.	Please add page numbers to these pages, which are currently not numbered.

We have added page numbers to the unnumbered pages in the beginning of the Revised Proxy Statement in accordance with the Staff’s comment.

23.	Make clear at the beginning of the Proxy Statement what options security holders might have, as well as the timing within which these decisions must be made. Ensure that you cover not only redemption rights but also potential securities law claims for rescission and damages. Currently, potential securities law claims for rescission and damages are not mentioned until page 7. Explain in necessary detail the potential impact on these other options from voting or seeking redemption.

We have amended the Revised Proxy Statement (pages iv and 69) in accordance with the Staff’s comment.

24.	Expand your related disclosure elsewhere in the document to provide necessary detail about how each of these matters interacts with the others. Summarize here, and provide a comprehensive explanation at an appropriate place in the document, the legal impact in each case of abstaining, voting against a proposal, or voting in favor of a proposal. For example, if voting in favor of the merger proposal could adversely impact potential securities law claims, disclose this.

We have amended the Revised Proxy Statement (page 70) in accordance with the Staff’s comment.

25.	We note your statement that “... the Company’s management believes the total enterprise value of Chaparral is approximately $2,202,000,000.” We also note a statement by Mr. Catsimatidis in the October 14, 2009 conference call with investors that “The proposed transaction is valued at $1.8 billion.” Please explain the reasons why different numbers were provided in these different contexts, and explain the basis for these valuations. Among other things, explain how the enterprise value was calculated.

The value of $2,202,000 comes directly from the market value ascribed to the Transaction by New Century Capital Partners, Inc. (“NCCP”), which rendered the fairness opinion. The fairness opinion states, “As a result of these valuation analyses, NCCP derived an average implied enterprise value of $2,202.2 million for Chaparral.” The value of $1.8 billion comes simply from adding the value of all Common Stock potentially issuable in the Transaction and the debt being assumed, specifically the issuance of 78,000,000 shares of Common Stock having a nominal value (based on the current market) of $10.00 per share (for a total of $780 million), plus assumption of an aggregate of $1.1 billion in Chaparral debt.

In response to the Staff’s comment, we have amended the Revised Proxy Statement (page iii), to make it clear that the $2,202,000,000 value ascribed by Company management was based on the value as determined by NCCP.

26.	With respect to your contemplated warrant exchange offer, you state that the new warrants will have an exercise period “different than” the current exercise period. Please clarify whether such exercise period will be shorter or longer than the current exercise period.

Pursuant to the New Warrant Proposal, the exercise period has been extended to five years from the date of the closing of the Transaction. The original exercise period was through December 11, 2011. The Revised Proxy Statement has been amended (pages cover letter, notice of warrantholder meeting, ii, 1, 2, 17, 65 and 78) to reflect such change.

27.	You state that if the exchange offer is consummated and the holders of the warrants decide to participate, then you will have redeemed fifty percent and replaced fifty percent of the public warrants, with an additional 30,300,000 shares of common stock issuable upon exercise of such new warrants. Please revise your filing to clarify how such additional shares will be issuable.

Pursuant to the New Warrant Amendment Proposal, the Company Warrants will remain outstanding and will be revised in accordance with the Warrant Amendment. In addition, the Company no longer intends to conduct an exchange offer following the consummation of the Transaction. Accordingly, we respectfully submit that the Staff’s comment is inapposite to the revised restructuring of the Company’s warrants.

Questions and Answers about the Proposals for Company Warrant holders and Stockholders, page 1

What is being voted on?, page 3

28.

We note your statement in this section that if you do not consummate the transaction and fail to complete an initial business combination or obtain stockholder approval to extend your corporate existence by December 11, 2009, you will be required to dissolve and liquidate and the warrants will expire worthless. Please revise your disclosure in this section and under the question “What happens if I vote against the Merger Proposal?” at page 6 to describe the distribution to your stockholders of the funds that are held in trust.

We have amended the Revised Proxy Statement (page 7) in accordance with the Staff’s comment.

Why is the Company proposing the Warrant Redemption Proposal?, page 4

29.	Please disclose in this section why the board believes the redemption of the warrants will increase your strategic opportunities and attractiveness to investors following the consummation of the merger transaction. In addition, please disclose in this section the material disadvantages of the warrant redemption, including that the redemption price may be substantially less than the market price of the shares of common stock issuable upon exercise.

We have amended the Revised Proxy Statement (page 5) in accordance with the Staff’s comment.

30.	After the question “Why is the Company proposing the Warrant Redemption Proposal?” on page 4, please add a question and answer regarding how the company determined the warrant redemption price.

We have amended the Revised Proxy Statement (pages 5 and 6) in accordance with the Staff’s comment.

Why is the Company proposing the Charter Amendment Proposals?, page 4

31.	With respect to each proposed amendment to your certificate of incorporation, please provide a brief explanation of why the board believes that such amendment is in your best interest following the consummation of the merger transaction, or provide a cross-reference to the detailed disclosure provided at page 123.

We have amended the Revised Proxy Statement (page 6) in accordance with the Staff’s comment to provide a cross-reference.

Why does the Company intend to conduct the exchange offer?, page 8

32.	We note your statement on page 9 that, after the consummation of the Transaction, “Warrantholders will have an opportunity to determine at such time whether to accept the $0.50 redemption price or to accept warrants to purchase Common Stock on the terms then proposed.” However, it appears from your disclosure that you plan to consummate an offer to exchange only a portion of the outstanding warrants. It is therefore not clear how all warrantholders will have the opportunity to make such a determination. Please advise. In addition, clarify if true that the warrant redemption will be a mandatory redemption except with regard to warrants whose holders choose to participate in the warrant exchange offer.

In accordance with the New Warrant Proposal, warrantholders will be required to elect either to redeem their Company Warrants or retain their outstanding Company Warrants in connection with their vote on the Warrant Amendment Proposal. We respectfully direct the Staff to pages 9, 17, 78, 79 and 80 of the Revised Proxy Statement for a discussion of the warrant election.

Who can participate in the exchange offer?, page 9

33.	You state that holders of warrants at the time of the exchange offer may participate in the exchange offer. Please clarify, if true, that you plan to consummate an offer to exchange only a portion of the outstanding warrants.

In accordance with the New Warrant Proposal describe above and in the Revised Proxy Statement (pages ii, 1, 2, 17, 65 and 78), we respectfully advise the Staff that the Company no longer intends to conduct an exchange offer for its outstanding warrants following consummation of the Transaction.

Summary, page 13

34.	Please provide in this section a brief summary of the material risks described elsewhere in your filing.

We have amended the Revised Proxy Statement (pages 29-32) in accordance with the Staff’s comment.

The Merger Proposal, page 15

The Merger Agreement, page 15

35.	Please ensure that you include in this section a brief description of all material terms of the merger agreement and related transactions. For example, please provide a brief description in this section of all material conditions to the merger agreement and the material changes to the by-laws that your board intends to adopt in connection with the transaction.

We refer the Staff to “Conditions to the Closing...” as revised (pages 95-98) and the description of the amendments to the Bylaws (pages 18 and 103).

Certain Benefits of the Company’s Directors and Officers and Others in the Transaction, page 18

36.	We note your reference at the bottom of page 18 to “certain individuals promoting the Transaction and/or soliciting proxies on behalf of the Company [emphasis added].” If this will include entities as well as individuals, please revise appropriately.

We have amended the Revised Proxy Statement (page 22) in accordance with the Staff’s comment.

37.	In the second paragraph on page 19, we note the discussion of the “aggregate $5,000,000 incentive bonus pool.” In the third paragraph on the same page, we note the discussion of “an additional bonus pool of up to $5,000,000.” Please revise to clarify the overall size of the bonus pool(s).

We respectfully advise the Staff that the first $5,000,000 incentive bonus pool is only available to Deutsche Bank Securities, Inc. and Maxim Group LLC, the Company’s underwriters in its IPO, and Morgan Stanley & Co., Incorporated, advisor to Chaparral Energy, Inc. The “additional bonus pool” is available to capital markets advisors other than the three advisors named above. Moreover, we have amended the Revised Proxy Statement (pages 23, 92 and 149) to indicate that the “additional bonus pool” has been reduced to $3,000,000.

38.	Please provide a brief description in this section of the condition to closing set forth in the merger agreement related to the offer of employment agreements to certain individuals.

We have amended the Revised Proxy Statement (pages 22 and 91) in accordance with the Staff’s comment.

Actions That May be Taken to Secure Approval of the Company’s Stockholders, page 19

39.	We note your disclosure that the agreements to purchase Public Shares may include agreements to provide holders of Public Shares with “incentive” to vote in favor of the transaction. Please disclose the nature of such “incentive.”

As noted in response to Comment 40, the Revised Proxy Statement (page 24) discloses that funds from the trust account would only be used for the purchase of Public Shares and not for transactions that would otherwise provide incentives.

40.	Please clarify the consideration that may be paid with regard to such purchases of Public Shares. Clarify whether there is any maximum as to the amount of consideration that may be paid per share or in the aggregate. We note your statement that “Funds released from the trust account upon consummation of the Transaction may be used to purchase the Public Shares.” Clarify to what extent funds in the trust account may be used to provide consideration. For example, disclose whether there is a ceiling on the amount that may be taken from the trust account for this purpose, and disclose whether trust account funds could be used only for share purchases or also with regard to other “transactions... to provide... incentives.” We may have further comments after reviewing your response.

We have added disclosure in the Revised Proxy Statement (page 23) clarifying there is no maximum as to the amount of consideration which may be paid per share or in the aggregate for Public Shares. With regard to the use of funds released from the trust account, we have added disclosure (page 23) clarifying there is no ceiling on the amount which may be taken from the trust account, other than to the extent such amounts reduce the amount in the trust account below that which is required as a condition to the closing of the Transaction. Further, we have disclosed (page 24) that it is currently anticipated that funds from the trust account would only be used for the purchase of Public Shares and not for transactions that would otherwise provide incentives to any sellers of such securities.

41.	We note your statement at page 80 that “In the event that any purchases of Common Stock are made by the company, Chaparral or any of their respective affiliates after the mailing of this proxy statement to stockholders but prior to the Special Meeting of Stockholders, the Company will file a Current Report on Form 8-K to the SEC… [emphasis added].” We also note your statement at page 80 that “It is possible that the Special Meeting of Stockholders could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the meeting, it appears that the requisite vote will not be obtained or that the limitations or redemptions will be exceeded.” Please revise your statement about disclosure on Form 8-K to clarify whether you will disclose such transactions regardless of whether they occur before or after the Special Meeting.

We have amended the Revised Proxy Statement (pages 24 and 76) in accordance with the Staff’s comment.

42.	Clarify how the stockholders from whom shares may be purchased, or with whom other “transactions... to provide... incentives” may be negotiated, will be selected.

We have clarified the Revised Proxy Statement (page 23) in accordance with the Staff’s comment.

43.	If an amount greater than the redemption price may be offered in share purchases or other “transactions... to provide... incentives,” please revise to explain how paying a premium to change the votes, which reflect stockholder intent, would be in the best interests of all stockholders.

We have amended the Revised Proxy Statement (page 24) to add disclosure stating that, “Management believes these arrangements are in the best interest of all Company stockholders because it believes the Transaction itself is in the best interest of the stockholders, especially when compared to a complete liquidation of the Company. Furthermore, any such arrangements provide a way for long-term investors who support the Company and its objectives to immediately become stockholders, which management believes increases the stability and viability of the Company. Any stockholder who believes the Transaction, or any arrangements entered into in connection therewith, is not in the best interest of the Company can vote against the Transaction and elect redemption of its Public Shares for its pro rata portion of the trust account.”

44.	Similarly, explain how the payment of consideration to only certain stockholders to influence the vote in favor of the merger proposal would be fair to and in the best interests of all stockholders, including those who will not be offered or receive any such consideration. In the alternative, make clear that such arrangements may not be fair to and in the best interests of those stockholders not receiving such consideration. Provide corresponding risk factor disclosure, as appropriate.

We have amended the Revised Proxy Statement (pages 23 and 75) in accordance with the Staff’s comment to state that such arrangements may not be fair to or in the best interest of those securityholders not receiving such consideration.

45.	With regard to the potential purchases referenced in this section, please provide a representation that all such purchases will be made in compliance with the federal securities laws.

The Company hereby represents that potential purchases referenced in the section entitled “Actions That May be Taken to Secure Approval of the Company’s Stockholders” will be made in compliance with the federal securities laws.

Rescission Right, page 20

46.	We note your statement on page 20 that stockholders “may have securities law claims... on the basis of, for example, the Company’s IPO prospectus not disclosing that funds in its trust account might be used, directly or indirectly, to purchase Public Shares in order to secure approval of the Company’s stockholders for the Transaction or that the Company may seek to amend the Warrant Agreement [emphasis added].” Please advise us as to whether you are aware of other examples, and if so, please enhance your disclosure to include them.

We hereby advise the Staff that the Company is not aware of other examples for securities laws claims and accordingly, we have removed the words, “for example” on page 24 and 77 of the Revised Proxy Statement.

Opinion of New Century Capital Partners, Inc., page 20

47.	Please provide us with a copy of the engagement letter with New Century Capital Partners, Inc.

A pdf version of the engagement letter with New Century Capital Partners, Inc. is being submitted herewith as Attachment A in accordance with the Staff’s comment.

48.	We note your statement on page 20 that “On October 5, 2009, New Century Capital Partners made an oral presentation to the Company’s Board of Directors (which was subsequently confirmed in writing on October 5, 2009.” Please provide us with a copy of any board books, presentations or other materials presented to the board regarding the transaction or New Century Capital Partners’ fairness opinion.

We hereby advise the Staff there were no materials presented to the Board of Directors of the Company in connection with the presentation of NCCP other than the fairness opinion itself, an amended copy of which is annexed to the Revised Proxy Statement as Annex V.

Risk Factors, page 35

If the Company is forced to liquidate, page 35

49.	Please disclose whether you have had vendors, prospective target businesses and Chaparral execute the waivers referenced in this risk factor.

We have amended the Revised Proxy Statement (page 42) in accordance with the Staff’s comment to state that the Company “has and will continue” to seek to have all such parties execute such waivers.

The company’s directors have potential conflicts of interest…, page 37

50.	Please revise this risk factor to discuss all material conflicts of interests, including those described at page 18.

We have amended the Revised Proxy Statement (pages 29 and 44) in accordance with the Staff’s comment to discuss all material conflicts of interest, including those set forth earlier in the proxy.

The NYSE Amex may delist the Company’s securities…, page 37

51.	Please provide updated disclosure in your next amendment regarding your August 11, 2009 request for an extension of the plan of compliance to December 11, 2009.

We have amended the Revised Proxy Statement (page 44) in accordance with the Staff’s comment to disclose that, on November 9, 2009, the Company received verbal confirmation from the NYSE Amex that the Company has been granted an extension until December 11, 2009 to regain compliance with the NYSE Amex standards.

If the stockholders of Chaparral and the Company’s sponsor exercises their registration rights…, page 38

52.	We note your disclosure regarding the registration rights of the stockholders of Chaparral. Please provide a brief description of the material terms of such registration rights in your summary that begins on page 13.

We have amended the Revised Proxy Statement (page 19) in accordance with the Staff’s comment to provide a brief description of the material terms of the registration rights for the Chaparral stockholders.

The Company’s working capital will be reduced…, page 41

53.	We note your disclosure at page 41 that assuming holders of 16,359,950 shares or less of the Public Shares seek to redeem their shares, you expect that you will have the required funds necessary to meet the minimum closing condition. Please provide this disclosure under your “Summary” section that begins at page 13, and disclose the percentage of the outstanding Public Shares represented by 16,359,950 shares.

We have amended the Revised Proxy Statement (pages 10, 68 and 73) in accordance with the Staff’s comment to add the disclosure to the Summary section and to disclose the percentage of outstanding Public Shares represented by the indicated redemption level.

Redemption Rights, page 62

54.	In connection with redemption rights, we note your disclosure at page 17 that the pro rata portion of the trust account calculated as of September 30, 2009 would amount to approximately $10.05 per share. Please provide this disclosure in the more detailed discussion of redemption rights set forth at page 62.

We have amended the Revised Proxy Statement (page 72) in accordance with the Staff’s comment.

55.	We note your statement that “…the Company will not be able to consummate the Transaction if the cash available to the Company for working capital following the consummation of the Transaction is less than $250,000,000.” If this is a waivable condition, please revise here and at all other relevant places in the document to indicate that this condition is waivable, and, if true, clarify that $250 million may not in fact be available. If true, specify that the amount available may instead be as little as zero.

We have amended the Revised Proxy Statement (pages 18 and 95) in accordance with the Staff’s comment to disclose that the minimum funds closing condition is a waivable condition and that $250 million may not be available for working capital and general corporate purposes following the consummation of the Transaction.

Proposal to Be Considered by Warrantholders, page 65

The Warrant Redemption Proposal, page 65

Purpose of the Redemption, page 65

56.

We note your disclosure in the first full paragraph on page 65 of the document. Please revise to clarify the purpose in delaying the commencement of the exercisability of the Company Warrants to the 91st day following the Transaction given that if the proposed amendments are approved, the Company will initiate a mandatory redemption of the outstanding Company Warrants on or prior to the 90th day following the Transaction.

We respectfully advise the Staff that under the terms of the New Warrant Proposal, there is no delay of the commencement of the exercisability of the Company Warrants until the 90th day following consummation of the Transaction. Accordingly, this disclosure has been replaced with the terms of the New Warrant Proposal (see pages ii, 1, 2, 17, 65 and 78), which include the commencement of exercisability of the Company Warrants at such time as a post-effective amendment to the Company’s registration statement relating to its initial public offering is declared effective by the SEC.

Proposals to Be Considered by Stockholders, page 69

The Merger Proposal, page 69

Background of the Transaction, page 69

57.	We note your statement on page 70 that “Many targets did not fit the Company’s screening criteria...” and your statement on page 71 that “The Company declined to move forward on some opportunities...” Please enhance your disclosure to quantify the approximate number of companies that were reviewed as potential targets. Explain approximately how many companies were reviewed in which industries.

We have amended the Revised Proxy Statement (page 83) in accordance with the Staff’s comment to quantify the approximate number of companies reviewed as potential targets. The Company did not track the targets it reviewed by their industry but the Company has included disclosure (page 83) to identify the industries in which the targets it reviewed operated.

58.	We note your references on page 72 to “The importance of certain change of control provisions” and discussion of “the change of control issue.” Please be more specific about the nature of these issues. For example, please disclose whether the discussions involved the change of control provisions in debt facilities and credit facilities that could be triggered in connection with the merger. In addition, please describe under the heading “The Company’s Board of Directors’ Reasons for the Approval of the Transaction” at page 73 how your board of directors determined that the transaction is fair to, and in the best interests of, you and your stockholders despite such change of control provisions.

We have amended the Revised Proxy Statement (pages 47,59 and 86) in accordance with the Staff’s comment.

59.	Indicate exactly when the board of directors of United Refining Energy Corp. was first apprised of the Chaparral opportunity and when they approved and/or ratified moving forward with negotiations prior to the execution of the letter of intent.

We have amended the Revised Proxy Statement (page 85) in accordance with the Staff’s comment.

60.	You mention that Deutsche Bank Securities, Maxim, Eight Winds, Nikolis & Associates, LLC “and others” were all involved as the registrant’s “advisors.” Please enhance your disclosure to identify and delineate more precisely the roles of each of the advisors.

We have amended the Revised Proxy Statement (pages 83-84 ) in accordance with the Staff’s comment.

Actions That May Be Taken to Secure Approval of the Company’s Stockholders, page 79

61.	We note your disclosure at page 80 that as a result of any purchases of publicly held shares by you or certain other parties in order to secure approval of the proposed transaction by your stockholders, your ability to continue your listing of common stock on the NYSE Amex or any other national securities exchange may be inhibited. Please add related risk factor disclosure or tell us why this does not present a material risk.

We have amended the Revised Proxy Statement (page 44) in accordance with the Staff’s comment.

Conditions to the Closing of the Transaction, page 84

62.	Please disclose explicitly which conditions have been satisfied and state if true that any and all conditions are waivable. Also disclose for each listed condition whether the waiver of a given condition would be deemed material and would warrant resolicitation of the vote. If no condition rises to the level of resolicitation if waived, state this clearly.

We have amended the Revised Proxy Statement (pages 49 and 95) in accordance with the Staff’s comment.

63.	If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver and explain how they would be notified. Disclose the date after which you would not waive any material conditions. Discuss whether in each such case, holders would be able to change their votes by electronic means up to the date and time of the meeting. We note the related disclosure under “Waiver” at page 88.

We have amended the Revised Proxy Statement (pages 49, 95 and 98) in accordance with the Staff’s comment.

Opinion of New Century Capital Partners, Inc., page 99

64.	Please describe the qualifications and method of selection of New Century Capital Partners, Inc. as the financial advisor.

We direct the Staff’s attention to the last complete paragraph on page 122 of the Revised Proxy Statement, which states:

“New Century Capital Partners is an investment banking firm with experience in providing mergers and acquisitions investment banking advisory services, including providing fairness opinions and valuations, private placements, including PIPEs, and other investment banking services. The Board of Directors of the Company retained New Century Capital Partners based on its mergers and acquisitions expertise and reputation, including its previous experience in providing fairness opinions for blank-check transactions, as well as recommendations from other companies that had engaged New Century Capital Partners for similar purposes.”

We respectfully submit that we believe this is responsive to the Staff’s comment.

65.	We note the limitation on reliance by stockholders in the fairness opinion provided by the financial advisor. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that stockholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisors engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

The fairness opinion has been amended (page 3 of Annex V) in accordance with the Staff’s comment to remove the limitation on reliance by stockholders.

66.	Please indicate whether or not the fairness opinion is based upon an assumption that $250 million or some other amount of working capital will be available from the trust account after the transaction. If so, indicate the effect on the fairness opinion of the potential inaccuracy of this assumption. Add risk factor disclosure with regard to the impact of this and any other potential inaccurate assumptions underlying the fairness opinion, or tell us why such assumptions do not present any material risk.

The fairness opinion makes no assumptions as to any amount of working capital following consummation of the Transaction and we have added disclosure in the Revised Proxy Statement (page 115) to that effect. In addition, we have added a risk factor in the Revised Proxy Statement (page 50) regarding the impact of any inaccurate assumptions underlying the fairness opinion as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 114

67.	Please expand your disclosure on page 116 to explain how you meet the “minimum funds closing condition” under your “maximum redemptions assumption.” To the extent you do not meet the minimum funds closing condition, explain why you consider this assumption a meaningful pro forma scenario to present.

The Company respectfully submits that the presentation of the maximum redemptions assumption is a meaningful pro forma scenario as the $250 million minimum funds closing condition is a waivable condition to the closing of the Transaction. As such, in the event Chaparral waives such condition, it is possible that up to one share less than 40% of the Public Shares will be redeemed by the Company in connection with the consummation of the Transaction.

68.

Please add a schedule showing how you derived the historical amounts included in the Company (i.e. United) columns of your pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 as presented on pages 120 and 121. Your schedule should show in columnar formats, United’s historical statements of operations for the nine months ended May 31, 2009 and for the year ended August 31, 2008, the months subtracted and/or added to derive the historical amounts included in the pro forma presentation.

We have amended the Revised Proxy Statement (page 132) in accordance with the Staff’s comment.

69.	Please expand your disclosure under footnote 3 on page 119 to explain how you determined $9.97 is the appropriate redemption price per share.

We have amended the Revised Proxy Statement (page 135 Footnote 4) in accordance with the Staff’s comment to reflect the estimated redemption price.

Management Following the Transaction, page 199

70.	We note your disclosure at page 203 that you will be offering new employment agreements to certain individuals. If known, please disclose the material terms of such agreements.

We have amended the Revised Proxy Statement (page 224) in accordance with the Staff’s comment.

Please direct any questions or further communications relating to the above to Adam Mimeles or Martin Bring at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

Attachment A

New Century Capital Partners, Inc.

1999 Avenue of the Stars, Suite 1100
Los Angeles, CA 90067
(310) 356-4641 Tel
(310) 451-9092 Fax

September 10, 2009

PRIVATE & CONFIDENTIAL

Mr. John Catsimatidis

Chief Executive Officer

United Refining Energy Corp.

823 Eleventh Avenue

New York, NY 10019

Re: Engagement Agreement

Dear John:

This letter agreement (the “Agreement”) confirms the agreement between United Refining Energy Corp. (the “Company”) and New Century Capital Partners, Inc. (“NCCP”). The Company shall engage NCCP to render a fairness opinion to the Board of Directors of the Company with respect to the fairness, from the financial point of view, to the Company of the consideration to be paid by the Company for the target (the “Target”). In connection with delivering its opinion, NCCP’s review of the Company and the Target will be limited to information provided to NCCP by the Company, its advisors, the Target, and publicly available information. The Company acknowledges and agrees that NCCP will not be required to verify such information. NCCP will render its opinion, either in person or telephonically, at the meeting of the Board of Directors of the Company.

NCCP’s opinion and any related written or oral advice provided by NCCP pursuant to this Agreement will be treated by the Company as confidential, will be solely for the information and assistance of the Company and its advisors in connection with the Company’s potential acquisition of the Target and will not be reproduced, summarized, described or referred to, furnished to any third party or used for any other purpose, except in each case with NCCP’s prior written consent or as required by law. NCCP understands that the Company may request that NCCP’s opinion be disclosed in a registration statement and/or a proxy statement. The Company may disclose the opinion and refer to it, provided, that NCCP expressly approves all statements in such documents relating to NCCP or its opinion in advance of any such disclosure, and provided that the opinion is reproduced in full and any description of or reference to NCCP, its opinion, any summary thereof or presentation is in a form and substance reasonably acceptable to NCCP and its legal counsel.

Mr. John Catsimatidis

September 10, 2009

Compensation. In conjunction with the engagement described in this Agreement, the Company will pay NCCP the following fees:

Upon delivery of a draft fairness opinion document and verbal rendering of NCCP’s fairness opinion to the board of directors of the Company, a fee of $190,000 shall be paid to NCCP by wire transfer. Upon receipt of the fairness opinion fee of $190,000 and reimbursement for all of its out-of-pocket costs and expenses, NCCP will deliver the final fairness opinion document.

NCCP’s fees will not be reduced by any obligation that you may have to any other broker or finder.

Reimbursement. The Company will reimburse NCCP for all of its out-of-pocket costs and expenses incurred in connection with this Agreement, including legal, travel, database, reproduction, printing, and similar expenses, whether or not a transaction is consummated.

Completion. NCCP agrees to provide a materially completed draft fairness opinion document to the Company and its Board of Directors for discussion purposes by no later than September 23 and to complete the fairness opinion soon thereafter.

As NCCP will be acting on the Company’s behalf, the Company also agrees to the indemnification and other obligations set forth in Schedule 1 attached hereto and incorporated herein, which Schedule 1 is an integral part of this Agreement.

Upon acceptance of this Agreement, the Company covenants and agrees to actively assist NCCP in performing its services under this Agreement. Such assistance by the Company shall include; (i) promptly making available to NCCP all financial and other information (collectively, the “Information”) that NCCP may reasonably request regarding the Company and the Target, including, without limitation, information concerning their assets, operations, finances or prospects, financing arrangements, books and records, and any offers to invest in or purchase the Target; and (ii) promptly providing NCCP with direct contact with, and/or access to, the Company’s officers, directors, employees, counsel, accountants and advisors, as NCCP may reasonably request.

The Company represents, warrants and agrees that all Information made available to NCCP about the Company is and will be materially accurate and complete. The Company also represents, warrants and agrees that NCCP may rely, without investigation, upon all Information provided to NCCP about the Company, as well as any information obtained by NCCP from public sources, regarding the Company. The Company acknowledges and agrees that NCCP shall not be responsible for the accuracy or completeness of, or have any obligation to investigate or verify, the Information, NCCP acknowledges and agrees that the Company makes no representations or warranties as to any Information relating to the Target.

Mr. John Catsimatidis

September 10, 2009

The Company acknowledges and agrees that NCCP has been retained solely to provide the advice or services set forth in this Agreement, and will not be providing the Company with any legal, accounting or tax advice. In performing its services under this Agreement, any duties of NCCP arising out of this Agreement shall be owed solely to the Company. The Company further acknowledges and agrees that NCCP shall devote such time as reasonably necessary to fulfill its services under this Agreement in a professional manner; however, the Company acknowledges that NCCP is engaged in numerous other business activities and that NCCP will only devote a portion of its time under this Agreement.

The rights and obligations of the Company and NCCP under this Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the Indemnified Persons described in Schedule 1, and their respective affiliates, successors and assigns. The rights and obligations of the Company and NCCP under this Agreement may not be assigned without the consent of both parties.

This Agreement, including Schedule 1, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, Any dispute concerning this Agreement shall be litigated in state or federal courts located in the county of New York (Manhattan) and the parties submit to the exclusive jurisdiction of those courts for this purpose. The Company and NCCP hereby waive all right to trial by jury in any action, proceeding, or counterclaim (whether based upon contract, tort or otherwise) in connection with any dispute arising out of this Agreement or any matters contemplated by this Agreement.

This Agreement has been prepared jointly by the Company and NCCP, and if any inconsistencies or ambiguities exist herein, they shall not be interpreted or construed against either party as the drafter. In the event of a dispute between the parties, or their respective affiliates, successors or assigns, relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorney’s fees and costs. Moreover, in the event of a dispute, the parties hereby waive any right to recover consequential (including lost profits), punitive or exemplary damages.

Trust Fund Waiver. Reference is made to the final prospectus of the Company, dated December 11, 2007 (the “Prospectus”). NCCP understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, Company may disburse monies from the Trust Fund only: (a) to its public stockholders in the event of the redemption of their shares or the dissolution and liquidation of Company, (b) to Company and the underwriters listed in the Prospectus (with respect to such underwriters’ deferred underwriting compensation only) after Company consummates a business combination (as described in the Prospectus) or (c) as consideration to the sellers of a target business with which Company completes a business combination.

Mr. John Catsimatidis

September 10, 2009

NCCP agrees that, notwithstanding any other provision contained in this Agreement, that it does not now have, and shall not at any time prior to the consummation of a business combination have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between NCCP, on the one hand, and Company, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this paragraph as the “Claims”). Notwithstanding any other provision contained in this Agreement, NCCP hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof. In the event that NCCP commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Company, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of Company, whether in the form of money damages or injunctive relief, Company shall be entitled to recover from NCCP the associated legal fees and costs in connection with any such action, in the event Company prevails in such action or proceeding.

If any term, provision, covenant or restriction contained in this Agreement, including Schedule 1, or the application thereof to any person or circumstances, shall to any extent be held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against public policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and shall in no way be affected, impaired or invalidated. Each and every term of this Agreement shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the parties’ entire agreement and supersedes all prior contracts, agreements, communications, discussions, representations and warranties concerning the subject matter hereof, whether written or oral. This Agreement may not be modified, or any provision hereof waived, except by a writing signed by all parties hereto. This Agreement may be executed in two or more counterparts that shall, in the aggregate, be signed by all of the parties. Each counterpart shall be deemed an original instrument as against any party who has signed it. A faxed copy of the signature of any of the parties shall have the same force and effect as an original signature of such party. Execution and delivery of this Agreement by facsimile transmission (including delivery of documents in Adobe PDF format) shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

Mr. John Catsimatidis

September 10, 2009

Please confirm that the foregoing is in accordance with your understanding by signing and returning to me this Agreement, whereupon the Agreement shall be deemed accepted and binding.

Very truly yours,

NEW CENTURY CAPITAL PARTNERS, INC.

By:	/s/ Mark Salter
Name:	Mark Salter
Title:	Managing Member

ACCEPTED AND AGREED THIS 10th DAY OF SEPTEMBER 2009

UNITED REEINING ENERGY CORP.

By:	/s/ John Catsimatidis
Name:	John Catsimatidis
Title:	Chief Executive Officer

Mr. John Catsimatidis

September 10, 2009

SCHEDULE 1

This Schedule is a part of and is incorporated into that certain letter agreement (the “Agreement”) dated September 10, 2009 by and between the Company and NCCP.

The Company will indemnify, protect, defend and hold harmless NCCP, its affiliates, and its respective managing members, managers, directors, officers, consultants, agents, employees and members (collectively, the “Indemnified Persons”) from and against any losses, claims, expenses, damages, judgments, assessments, injuries, costs and other liabilities (collectively, the “Liabilities”), and will reimburse the Indemnified Persons for all reasonable fees and expenses, including, without limitation, the reasonable fees and expenses of counsel (collectively, the “Expenses”) as they are incurred in investigating, preparing, pursuing or defending any actual or threatened claim, action, proceeding or investigation (collectively, the “Actions”) (whether or not any of the Indemnified Persons is a party) arising out of or in connection with any advice or services rendered or to be rendered by any Indemnified Persons pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Persons’ actions or inactions in connection with any such advice, services or transactions, provided that the Company will not be responsible for any Liabilities or Expenses of any Indemnified Persons that are determined by a final judgment of a court of competent jurisdiction to have resulted from such Indemnified Persons’ gross negligence or willful misconduct in connection with any of the services, actions or inactions or services referred to above. To the extent any prior payment the Company made to an Indemnified Person is so determined to have been improper by reason of such Indemnified Person’s gross negligence or willful misconduct, such Indemnified Person shall promptly pay the Company such amount. The Company also agrees to promptly reimburse the Indemnified Persons for all Expenses as they are incurred in connection with enforcing such Indemnified Persons rights under this Agreement, including, without limitation, their rights under this Schedule 1. The Company may elect to assume the defense of such action or proceeding in a timely manner, including the employment of counsel and payment of expenses. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of NCCP and the managing members, members, partners, directors, agents and employees, as the case may be, of NCCP, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, NCCP, any such affiliate, and any such person.

The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination or expiration of this Agreement, or the completion of any Indemnified Persons’ services under or in connection with this Agreement.